SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This report consists of a press release made by Homex Development Corp. with the Financial Results and Operations for the three months ended June 30, 2005 and 2004 and the six months ended June 30, 2005 and 2004. Attached hereto is a copy of the press release dated July 20, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

By:	/s/ CLEOFAS H INOJOSA SAENZ

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

Date: July 20, 2005

Homex Reports Improved Operating and Net Income in 2Q 2005;
Home Sales in Line with Company Estimates

          CULIACAN, Mexico, July 20 /PRNewswire-FirstCall/ — Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM; BMV: HOMEX) today announced results for the second quarter, ended June 30, 2005.(1)

Highlights
—	Total revenues increased 49.4% in the second quarter of 2005 to Ps.1.57 billion from Ps.1.05 billion in the second quarter of 2004.
—	The Company sold 5,636 homes during the second quarter, representing an increase of 37.7% over the same period of 2004.
—

Operating income increased 35.5% in the second quarter of 2005 to Ps.324.6 million from Ps.239.5 million in the second quarter of 2004, reflecting an operating margin of 20.6% and 22.8% in the second quarter of 2005 and 2004, respectively.

—	Homex launched a new affordable entry-level development and one middle-income development in Los Cabos, Baja California.

          “We are enthusiastic about the Company’s results in the second quarter and confident about achieving our goals for the year. Home sales continued robust during the quarter as we took advantage of the growing availability of mortgages and Homex’s ability to easily switch between mortgage providers, achieving the best possible terms for our clients,” said Gerardo de Nicolas, Chief Executive Officer of Homex.  “We are making good progress in integrating the operations of Casas Beta into Homex and expect to have them fully switched over to our IT backbone before year-end. Although we incurred additional expenses this past quarter related to the transaction, the combination has already begun to generate notable improvements in the terms and conditions of our procurement agreements for construction materials.”

Financial and Operating Highlights
(Thousands of constant pesos as of June 30, 2005,
unless otherwise indicated)

				Six-Months

	2Q05	2Q04	% Chg.	2005	2004	% Chg.

Volume (Homes)	5,636	4,093	37.7%	10,536	8,088	30.3%
Revenues	$1,572,540	$1,052,416	49.4%	$2,863,152	$2,026,831	41.3%
Gross profit	$480,288	$333,874	43.9%	$890,304	$632,667	40.7%
Operating income	$324,630	$239,543	35.5%	$616,243	$455,931	35.2%
Other income	$-16,338	$-42,742	-61.8%	$-16,618	$-44,488	-62.6%
Net Interest Expense	$31,937	$27,571	15.8%	$48,783	$44,587	9.4%
Net Income	$219,591	$79,991	174.5%	$390,855	$206,175	89.6%
EBITDA	$354,178	$283,875	24.8%	$658,956	$503,447	30.9%
Adjusted EBITDA	$337,840	$241,133	40.1%	$642,338	$458,960	40.0%
Gross Margin	30.5%	31.7%		31.1%	31.2%
Operating Margin	20.6%	22.8%		21.5%	22.5%
Net Income Margin	14.0%	7.6%		13.7%	10.2%
EBITDA Margin	22.5%	27.0%		23.0%	24.8%
Adjusted EBITDA Margin	21.5%	22.9%		22.4%	22.6%
Earnings per share	0.7	0.3		1.24	0.82
Weighted average shares outstanding (MM)	314.1	314.0		314.0	250.0
EBITDA / Net Interest	11.1	10.3		13.5	11.3
Accounts receivable (days)				191.0	190
Inventory turnover (days)				71.0	41
Total accounts receivable plus inventory (days)				262	231

(a)

EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the second quarter 2005 and 2004.

Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information

(Thousands of constant pesos as of June 30, 2005)

	Three months ended June 30,

	2005	2004

Net income (loss)	219,591	79,991
Depreciation	13,210	1,590
Other expense	—	—
Net comprehensive financing cost	28,215	27,949
Income tax expense	95,486	174,609
Minority Interest	-2,324	-264
EBITDA	354,178	283,875

Operating Results
Homex operated in 25 cities and 17 states across Mexico as of June 30, 2005.

          Sales volumes for the three-month period ended June 30, 2005 totaled 5,636 homes, a 37.7% increase from the same period during the previous year. This was primarily driven by a 28.9% increase in entry-level volumes, from 3,861 in the second quarter of 2004 to 4,975 in the second quarter of 2005. The middle-income segment contributed 661 homes in the quarter, representing a 184.9% increase over the 232 homes in the same period of the prior year.  In the six-month period ended June 30, 2005, sales volume totaled 10,536 homes, a 30.3% increase from the same period during the previous year.

          Average prices during the second quarter for all homes rose 8.5% to Ps.279 thousand, largely reflecting the greater proportion of middle-income homes in the sales mix. The average price for affordable entry-level houses increased 9.0% to Ps.241 thousand in the second quarter of 2005 from Ps.221 thousand in the second quarter of 2004. This increase largely reflects an overall increase in average product prices, better product mix as well as an inflation rate of 4.2% in the twelve month period ended June 30, 2005.

          The average sales price for middle-income homes in the second quarter of 2005 was Ps.568 thousand, marginally ahead of the previous quarter’s average and reflects the Company’s focus on the lower range of middle-income homes where there is greater availability of mortgage products for our clients.  The average sales price for middle-income homes is 34.1% lower than in the second quarter of 2004, when the sales mix included more highly priced homes.  The Company expects the average sales price of middle-income homes to fluctuate each quarter depending on the mix of sales within the segment.

          Mortgage financing: The Company continued to diversify the source of mortgage financing during the second quarter of 2005 and continue with its permanent training program on mortgage products for its sales force. By having a broad source of mortgages, Homex is able to secure financing for its clients more quickly and on better terms. As of June 30, 2005, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers.  Homex also expanded the number of homes sold through “cofinanciamiento” operations with INFONAVIT and one of the largest banks in Mexico to 208 homes.

Mortgage Financing by Segment
Number of Mortgages
Financing Source

	2Q 2005	% of Total	2Q 2004	% of Total

SHF & Banks	1,811	32.1%	2,756	67.3%
INFONAVIT	3,596	63.8%	1,198	29.3%
FOVISSSTE	229	4.1%	139	3.4%
Total	5,636	100.0%	4,093	100.0%

          During the second quarter of 2005, a larger portion of the Company’s affordable-entry level customers secured mortgages through INFONAVIT, which represented 63.8% of the mortgages granted to Homex’s customers during the quarter, compared to 29.3% in the second quarter of 2004.  On July 15, 2005, INFONAVIT successfully completed its first securitization of mortgages this year, in an operation of approximately Ps.1,163 million, making an important step in reaching the fund’s goals of granting approximately 375,000 mortgages in 2005.  Early in the second quarter of 2005, INFONAVIT completed full implementation of its new payment system OCI, based on advanced IT platforms. Homex believes this improved system will also contribute to reaching INFONAVIT’s 2005 objectives.  Homex will continue looking for the more convenient, fast and efficient product that fulfill the needs of each of its customers, both in the affordable-entry level and middle income segments.

          During the second quarter of 2005, FOVISSSTE, the Mexican Government Workers’ Housing Fund, initiated its internal process to assign mortgages to its affiliates.  Homex believes it is well position to leverage on the expected significant increase in the number of mortgages granted by FOVISSSTE in the second half of 2005, and that this increase will also contribute to reaching Homex’s goals for 2005.

          In addition to the improvements on INFONAVIT and the renewed expectations in FOVISSSTE, Homex experienced an increased participation of commercial banks in the mortgage market.  Increased competition and a wave of attractive mortgage products are benefiting Homex’s clients and increasing the scope of possibilities in its marketing efforts, contributing to management comfort in the guidance provided early this year of 27,000 homes sold in 2005.

          New communities: During the second quarter of 2005 Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico.

          During the second quarter of 2005, Homex initiated work on one affordable entry- level development and one middle income development in the port city of Los Cabos in the state of Baja California. The affordable-entry level project in Los Cabos will consist of approximately 1,200 homes in the first stage, and the middle income development will consist of 327 homes in the first stage. During the quarter, Homex continued strengthening its presence in southeast Mexico, initiating new middle income and affordable-entry level developments in cities like Veracruz, Xalapa, Acapulco and Oaxaca.  Homex believes this underserved region has an attractive potential to continue growing in the years to come.

          In the second quarter of 2005, the Company also decided to close one of its smallest branches, in the city of Guasave, in the state of Sinaloa.  The Company believes housing demand in this branch is no longer attractive enough to sustain its presence.  The Company will continue its dynamic footprint expansion, closing small cities and opening sizable cities while serving new developments from existing branches.

          Financial Results
          Revenues increased 49.4% in the second quarter of 2005 to Ps.1,572 million from Ps.1,052 million in the same period of 2004. The increase is primarily due to the 37.7% increase in the number of homes sold, particularly within the middle-income segment. Sales of middle-income housing drove average revenue per home higher as prices are greater than in the affordable entry-level market. As a percentage of total revenues, middle-income revenues represented 23.9% in the second quarter of 2005 versus 19.0% in the same period of 2004. In addition, the concrete and concrete block facility took advantage of several opportunities to sell excess capacity during the quarter that generated Ps.86.5 million in other revenues during the quarter.  During the first half of 2005, revenues increased 41.3% to Ps.2,863 million from Ps.2,027 million in the same period of 2004.

          Gross profit for the quarter increased 43.9% to Ps.480 million from Ps.334 million in the same quarter of 2004. Homex generated a gross margin of 30.5% in the second quarter of 2005. Costs, as a percentage of revenues, increased to 69.5% in the second quarter of 2005 from 68.3% in the same period of previous year, as the Company increased its participation in the middle income market. In absolute terms, costs increased 52.0% to Ps.1,092 million in the second quarter of 2005 from Ps.719 million in the same quarter of 2004 as a result of the increase in home sales.  Gross profit for the first half of 2005 increased 40.7% to Ps.890 million from Ps.623 million in the same period of 2004.

          Selling and administrative expenses (SG&A) in the second quarter of 2005 as a percentage of revenues increased to 9.8% as compared to 8.8% in the second quarter of 2004.  The Company had additional marketing and fixed expenses related to the seven new branches opened during the twelve-month period ended June 30, 2005 and that have not reached their full revenue capacity (Veracruz, Xalapa, Oaxaca, San Antonio, Pachuca, Tuxtepec and Los Cabos), in addition to a seasonality component.  Selling and administrative expenses increased to Ps.154 million in the second quarter of 2005 from Ps.93 million in the same quarter 2004. The increase for the quarter was primarily due to increases in aggregate sales commissions resulting from the growth in the number of homes sold, and increase in the number of administrative personnel required to support the Company’s expanding operations, and increase in training expenses for branch managers and increased expenses related to compliance with the Mexican and United States securities laws.  Selling and administrative expenses in the first half of 2005 as a percentage of revenues increased to 9.6% as compared to 8.7% in the same period of 2004.

          Operating income in the second quarter of 2005 increased by 35.5% to Ps.325 million compared to Ps.240 million in the same period of 2004. Operating income as a percentage of revenues decreased from 22.8% in the second quarter of 2004 to 20.6% in the same quarter of 2005.

          Other income decreased 61.8% from Ps.43 million to Ps.16 million in the second quarter of 2005, mainly driven by a decrease in the recovery of VAT taxes during the period.  The higher VAT recovery recorded in the second quarter of 2004, resulted from accumulated tax recoveries, compared to a less than one-year recovery corresponding to the fiscal year 2004. Other income in the first half of 2005 decreased 62.6% from Ps.45 million to Ps.17 million derived also from higher VAT recoveries in 2004,

          Net comprehensive financing cost remained relatively stable in Ps.28 million in the second quarter of 2005 compared to the year ago period.  As a percentage of revenues, net comprehensive financing cost were 1.8% in the second quarter of 2005 compared with 2.7% in the same quarter of 2004.  Net interest expense increased 59.3% to Ps.44 million in the second quarter of 2005 from Ps.26 million in the same quarter of 2004.  The year over year increase in net interest expense was driven by an increase in the Company’s debt, mainly the commercial paper program issued during the first quarter of 2005, see “Liquidity.”  During the first half of 2005, net comprehensive financing cost increased 22.6% to Ps.70 million from Ps.57 million in the year ago period.  As a percentage of revenues, net comprehensive financing cost decreased to 2.5% in the first half of 2005 from 2.8% in the same period of 2004.

          Taxes:  Income Tax Expense decreased from Ps.175 million in the second quarter of 2004 to Ps.95 million in the same period of 2005.  The effective tax rate for the second quarter of 2005 was 30.5%.  The principal reason for the decrease in tax expense is the change made to corporate tax law at the outset of 2005, when the corporate rate was lowered 400 basis points to 30% compared to the previous period.  In addition, the Company utilized significantly higher tax loss carry forwards during the second quarter of 2005 of Ps.1,572 million compared to Ps.771 million in the same period of 2004. Income Tax Expense decreased from Ps.237 million in the first half of 2004 to Ps.176 million in the same period of 2005.  The effective tax rate for the first six months of 2005 was 31.3%.

          Net income for the second quarter of 2005 reached Ps.220 million, representing a 174.5% increase over the Ps.80 million reported in the same period of 2004. The increase in net income resulted largely from the reduction in income tax expense and the increase in operating income.  Earnings per share for the second quarter of 2005 were Ps.0.7 (or US$0.4 per ADS), as compared to Ps.0.3 in the second quarter of 2004 (or US$0.2 per ADS).  Net income for the first six months of 2005 reached Ps.391 million, representing an 89.6% increase over the Ps.206 million reported in the same period of 2004. The increase in net income for the six-month period also resulted from the reduction in income tax expense and the increase in operating income. Earnings per share for the first half of 2005 were Ps.1.2 (or US$0.7 per ADS), as compared to Ps.0.8 in the first half of 2004 (or US$0.4 per ADS).

          EBITDA for the second quarter of 2005 rose to Ps.354 million, an increase of 24.8% from Ps.284 million recorded in the second quarter of 2004.  EBITDA margin in the second quarter of 2005 was 22.5%, as compared to 27.0% in the second quarter of 2004.  EBITDA, which is earnings before interest, taxes, depreciation and amortization, is defined by Homex as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense as reported.  EBITDA for the first half of 2005 rose to Ps.659 million, an increase of 30.9% from Ps.503 million recorded in the same period of 2004.  EBITDA margin in the first six months of 2005 was 23.0%, as compared to 24.8% in the same period of 2004.  EBITDA in the first half of 2004 included a higher amount of other income derived from a high recovery of VAT tax in that period.

          The Company adjusts its EBITDA by excluding the effect of other income. Other income, on a quarter to quarter basis, can be significantly affected by one-time events, such as our receipt in certain quarters of VAT refunds. Homex believes it is appropriate to exclude other income to calculate Adjusted EBITDA since it causes variations that do not relate to operating performance.

          Adjusted EBITDA increased 40.1% in the second quarter of 2005, to Ps.338 million compared to Ps.241 million in the same period of 2004.  Adjusted EBITDA as a percentage of revenues decreased to 21.5% in the second quarter of 2005, from 22.8% in the second quarter of 2004.  Adjusted EBITDA in the first half of 2005 increased 40.0% to Ps.642 million compared to Ps.459 million in the same period of 2004.  Adjusted EBITDA as a percentage of revenues remained relatively stable in 22.4% in the first half of 2005, compared to 22.6% in the same period of 2004.

          Land reserve:  As of June 30, 2005, Homex’s land reserve exceeded 13.0 million square meters.  The Company utilized approximately Ps.284 million to buy additional land during the quarter with internally generated cash, bank debt and cash on-hand.  The Company believes its land reserves have an aggregate capacity of approximately 57 thousand affordable entry-level homes and 8 thousand middle-income homes. Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.4 years of anticipated sales at its anticipated rate of growth, and 3.1 years of sales at its existing level of sales.

          Liquidity:  The Company initiated efforts to implement its capitalization strategy of substituting short-term and potentially more expensive debt for long-term debt in more attractive terms, taking advantage of the improved market conditions and in anticipation for the 2006 presidential election period in Mexico.  During the later part of the second quarter of 2005, Homex contacted a number of international sound financial institutions for advice and has received a number of financing proposals.  The Company is in the process of analyzing its different options.  Homex funded its cash needs for the second quarter of 2005, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, commercial debt and cash on hand.  During the second quarter of 2005, the Company raised approximately Ps.390 million in new debt, and paid down approximately Ps.346 million.  The Company had net debt of Ps.759 million at the end of the quarter compared to net debt of Ps.770 million at the end of the second quarter of 2004.  As of June 30, 2005, Homex had Ps.867 million outstanding under its commercial paper programs.  Homex had a Net Debt to EBITDA ratio of 0.53x at the end of the second quarter of 2005, compared to 1.5x at the end of the second quarter of 2004.

          Accounts receivable: The days of accounts receivable remained relatively unchanged at 191 days as of June 30, 2005 from 190 days in the same period of 2004 evidencing the Company’s ability to grow the top line revenue and improve collections considering the higher number of middle income homes sold in the period and the seasonality attached to the industry.

          The Acquisition of Casas Beta: The transaction by which Homex acquired Controladora Casas Beta, S.A. de C.V. (Beta) was completed on July 1, 2005, as anticipated.  The transaction was valued at Ps.2,040 million (US$188.9 million). For the transaction, Homex purchased 53.0% of Beta’s stock for Ps.1,063 million (US$98.4 million) in cash, financed through a non-guaranteed credit facility with an international commercial bank, and 47.0% of Beta’s stock for 22.0 million of our common shares valued at Ps.977.6 million (US$90.5 million).

          Mr. Carlos Romano, the former major shareholder of Beta, was appointed the tenth member of the Board of Directors during the Shareholders Meeting held on June 30, 2005.

          Mr. Ramon Lafarga, Homex’s Director of Administration was officially appointed leader of the integration process on July 1, 2005.  The Company expects that the integration of Beta into Homex will be completed by year-end 2005.  Homex is now one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana.  The Company believes that the combined entity is the largest homebuilder in Mexico in terms of operating profit and net income.

          Business Highlights
          Changes in Senior Management, Retirement of Cleofas Hinojosa:  Homex announced that Mr. Roberto Carrillo, former CFO of Casas Beta, has been appointed as Interim Chief Financial Officer of Homex, effective July 21, 2005. Mr. Carrillo will temporarily succeed Mr. Cleofas Hinojosa, who is retiring as Chief Financial Officer after three years with Homex.

          “Cleofas has been a tremendous asset to Homex,” said Gerardo de Nicolas, Chief Executive Officer of Homex. “He has been instrumental in helping to transform Homex into a leading homebuilding company and providing a strong financial foundation for the company.  Cleofas helped to position Homex for our IPO last year and since then has guided the company’s finances and met the demanding reporting requirements of a public company on the BMV and NYSE. Cleofas leaves in place a strong financial team and graciously has agreed to help with the transition.  I know that I speak on behalf of the entire Homex family in wishing Cleofas all the best in his retirement.”

          “The Corporate Governance Committee of Homex’s Board of Directors will help me in the task of actively look for a permanent substitute of Cleofas, I am very pleased to announce that Roberto Carrillo accepted the interim position. Roberto is the former CFO of Beta and has extensive financial experience in the homebuilding sector in Mexico,” Mr. de Nicolas concluded.

          Homex Signs Innovative Agreement with HSBC: On July 5, 2005, Homex signed an agreement with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC (HSBC MExico), to provide Homex’s clients with an innovative new mortgage option, combining two lines of credit, one for the down payment followed by one for the mortgage.  HSBC Mexico and Homex consider this agreement to be the first of its kind.  Homex clients will benefit from the new financing structure through which they will first obtain a collateralized loan from HSBC Mexico for the down payment on their home.  Once the first loan is paid, HSBC Mexico will then grant a second loan for the mortgage.  This agreement benefits those Homex clients, who have completed the HSBC Mexico pre-approval process, by providing them with the opportunity to acquire a home faster by making the down payment through a special credit and not having to depend on personal savings. At the same time, HSBC Mexico obtains an additional nationwide distribution channel for its mortgage products and access to a growing client portfolio through its association with Homex.

          Homex, Celebrates its First Anniversary of Listing at the New York Stock Exchange: On June 29, 2005, after a successful year of being listed on the New York Stock Exchange, Homex celebrated its first anniversary at the world’s most important stock market along with its Board Members, investors, media representatives and members of Beta’s management team. In honor of the occasion, Eustaquio de Nicolas, Chairman, and Gerardo de Nicolas, CEO, rang the closing bell.

          Homex Representatives: On May 17, 2005, the Listed Companies Committee of the Mexico Stock Exchange, or Bolsa Mexicana de Valores, held a meeting to elect the new Board of Directors for the coming year. At this meeting, Gerardo de Nicolas Gutierrez, CEO of Homex, was appointed President of the Listed Companies Committee for the 2005-2006 period.

          This Committee, which is recognized by the Board of Directors of the Mexican Stock Exchange and the Securities, Banking and Exchange Commission in Mexico (Comision Nacional Bancaria y de Valores), has as its objective the representation of listed companies in all aspects related to their participation on the Mexican stock market.

          On May 20, 2005, the Mexican Association of Investor Relations held a meeting to elect the new Board of Directors for the coming year.  At this meeting, Carlos Moctezuma, IRO of Homex, was appointed President for the 2005-2006 period.  This Association, which is recognized by the Mexican Stock Exchange and the Securities, Banking and Exchange Commission in Mexico, has as its objective the promotion of higher corporate governance standards, the specialization of the investor relations professionals and the implementation of a code of ethics among Mexican companies.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Income Statements of Desarrolladora Homex, S.A. de C.V. for the three-month and six-month periods ended June 30, 2005 and 2004, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of June 30, 2005 and 2004.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF JUNE 30, 2005 WITH JUNE 30, 2004
(Figures in thousands of constant June 30, 2005 pesos)

	Jun-05		Jun-04		Change 05/04

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$405,855	5.3%	123,226	2.8%	229.4%
Accounts receivable, net	3,874,110	50.5%	2,607,921	58.8%	48.6%
Inventories	3,028,918	39.4%	1,508,377	34.0%	100.8%
Other current assets	83,560	1.1%	74,269	1.7%	12.5%
Total current assets	7,392,443	96.3%	4,313,792	97.2%	71.4%
Property and equipment, net	261,218	3.4%	77,720	1.8%	236.1%
Other assets	24,617	0.3%	46,229	1.0%	-46.7%
TOTAL	$7,678,278	100.0%	$4,437,741	100.0%	73.0%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	1,117,349	14.6%	893,749	20.1%	25.0%
Accounts payable	1,247,785	16.3%	1,221,584	27.5%	2.1%
Advances from customers	99,808	1.3%	35,652	0.8%	179.9%
Other current liabilities and taxes payable	143,824	1.9%	121,223	2.7%	18.6%
Accrued income taxes	7,414	0.1%	2,773	0.1%	167.4%
Accrued employee statutory profit sharing	1197	0.0%	617	0.0%	93.9%
Total current liabilities	2,617,377		2,275,598
Long-term notes payable to financial institutions	47,167
DEFERRED INCOME TAXES	811,847	10.6%	584,206	13.2%	39.0%
Total liabilities	3,476,391	45.3%	2,859,804	64.4%	21.6%
STOCKHOLDERS’ EQUITY
Common stock	219,399	2.9%	175,272	3.9%	25.2%
Additional paid-in capital	2,252,018	29.3%	589,002	13.3%	282.3%
Retained earnings	1,514,347	19.7%	605,105	13.6%	150.3%
Excess in restated stockholders’ equity	313,950	4.1%	313,950	7.1%	0.0%
Cumulative initial effect of deferred income taxes	(142,941)	-1.9%	(142,941)	-3.2%	0.0%
Majority Stockholders’ Equity	4,156,773	54.1%	1,540,388	34.7%	169.9%
Minority interest	45,114	0.6%	37,549	0.8%	20.1%
TOTAL STOCKHOLDERS’ EQUITY	4,201,887	54.7%	1,577,937	35.6%	166.3%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,678,278	100.0%	4,437,741	100.0%	73.0%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2005 WITH SECOND QUARTER 2004
(Figures in thousands of constant June 30, 2005 pesos)

	2Q05		2Q04		Change 2Q05 /2Q04

REVENUES
Affordable entry-level revenue	$1,110,671	70.6%	844,672	80.3%	31.5%
Middle-income housing revenue	375,397	23.9%	200,007	0.0%	87.7%
Other revenues	86,472	5.5%	7,738	0.7%	1017.6%
TOTAL REVENUES	1,572,540	100.0%	1,052,416	100.0%	49.4%
COSTS	1,092,252	69.5%	718,542	68.3%	52.0%
GROSS PROFIT	480,288	30.5%	333,874	31.7%	43.9%
SELLING AND ADMINISTRATIVE EXPENSES	153,661	9.8%	92,741	8.8%	65.7%
OPERATING INCOME BEFORE DEPRECIATION	326,627	20.8%	241,133	22.9%	35.5%
DEPRECIATION AND AMORTIZATION	1,997	0.1%	1,590	0.2%	25.6%
OPERATING INCOME	324,630	20.6%	239,543	22.8%	35.5%
OTHER INCOME	-16,338	-1.0%	-42,742	-4.1%	-61.8%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	55,572	3.5%	32,279	3.1%	72.2%
Interest income	-11,662		-4,708		147.7%
Foreign exchange (gain) loss	-3,451	-0.2%	-24	0.0%	—
Monetary position loss	-12,244	-0.8%	402	0.0%	—
	28,215	1.8%	27,949	2.7%	1.0%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	312,753	19.9%	254,336	24.2%	23.0%
INCOME TAX EXPENSE	95,486	6.1%	174,609	16.6%	-45.3%
NET INCOME	217,267	13.8%	79,727	7.6%	172.5%
MAJORITY INTEREST
MINORITY INTEREST	-2,324	-0.1%	-264	0.0%	—
NET INCOME	219,591	14.0%	79,991	7.6%	174.5%
EBITDA	354,178	22.5%	283,875	27.0%	24.8%
ADJUSTED EBITDA[1]	337,840	21.5%	241,133	22.9%	40.1%

[1]	Adjusted EBITDA is defined as EBITDA less other income, see Financial Results -EBITDA

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SIX MONTHS 2005 WITH SIX MONTHS 2004
(Figures in thousands of constant June 30, 2005 pesos)

	2005 YTD		2004 YTD		Change 2005 /2004

REVENUES
Affordable entry-level revenue	$2,071,654	72.4%	1,709,874	84.4%	21.2%
Middle-income housing revenue	$689,428	24.1%	307,872	0.0%	123.9%
Other revenues	$102,069	3.6%	9,086	0.4%	1023.4%
TOTAL REVENUES	2,863,151	100.0%	2,026,832	100.0%	41.3%
COSTS	1,972,847	68.9%	1,394,165	68.8%	41.5%
GROSS PROFIT	890,304	31.1%	632,667	31.2%	40.7%
SELLING AND ADMINISTRATIVE EXPENSES	274,061	9.6%	176,736	8.7%	55.1%
OPERATING INCOME	616,243	21.5%	455,931	22.5%	35.2%
OTHER INCOME	(16,618)	-0.6%	-44,488	-2.2%	-62.6%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	95,730	3.3%	54,268	2.7%	76.4%
Interest income	-22,820	-0.8%	-9,727	-0.5%	134.6%
Foreign exchange (gain) loss	-5,863	-0.2%	-14	0.0%	—
Monetary position loss	3,333	0.1%	12,878	0.6%	-74.1%
	70,380	2.5%	57,405	2.8%	22.6%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	562,481	19.6%	443,013	21.9%	27.0%
INCOME TAX EXPENSE	176,057	6.1%	237,394	11.7%	-25.8%
NET INCOME	386,424	13.5%	205,619	10.1%	87.9%
MAJORITY INTEREST		0.0%	206,175	10.2%
MINORITY INTEREST	(4,431)	-0.2%	-556	0.0%	—
NET INCOME	390,855	13.7%	206,175	10.2%	89.6%
Earnings per share	1.24		0.82	—	—
EBITDA	658,956	23.0%	503,447	24.8%	30.9%
ADJUSTED EBITDA[1]	642,338	22.4%	458,960	22.6%	40.0%

[1]	Adjusted EBITDA is defined as EBITDA less other income, see Financial Results -EBITDA

(1)

Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2005 in accordance with Mexican GAAP.  The symbols “$” and “US$” refer to Mexican pesos and U.S. dollars, respectively.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                                                    07/20/2005
          /CONTACT:  Investor: investor.relations@homex.com.mx, Carlos J. Moctezuma, Head of Investor Relations of Desarrolladora Homex, S.A. de C.V., +5266-7758-5838, cmoctezuma@homex.com.mx; or Allan Jordan of The Global Consulting Group, +1-646-284-9452, ajordan@hfgcg.com/
          /Web site:  http://www.homex.com.mx /

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